SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release re TAT Technologies Reports Fourth Quarter 2008 Results dated March 12, 2009.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Fourth Quarter 2008 Results

Thursday March 12 , 2009 15:00 pm ET

GEDERA, Israel, March. 12 /PRNewswire-FirstCall/ – TAT Technologies Ltd. (NASDAQ: TATTF – News), reported today its results for the three and twelve month periods ended December 31, 2008.

TAT Technologies Ltd. (TAT), directly and through its subsidiaries, provides a variety of services and products to the aerospace industry, such as the manufacture, maintenance and repair of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories.

TAT announced net income of $784,000 on revenues of $31.1 million for the three months ended December 31, 2008 compared to net income of $1.4 million on revenues of $19.8 million for the three months ended December 31, 2007. For the twelve months ended December 31, 2008, TAT announced net income of $4.3 million on revenues of $103.3 million compared to net income of $32.0 million and revenues of $88.7 million for the same period ended December 31, 2007.

Whereas the 2008 period benefited from significant increased revenues offset by declining margins, the 2007 period benefited from the capital gain of $26.4 million that the company recorded in connection with the July 2007 IPO of its 62% held subsidiary, Limco-Piedmont Inc.

Revenues from the company’s three principal lines of business for the three and twelve month periods ended December 31, 2008 and 2007 were as follows:

	Three Months Ended December 31,
	2008		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	In Thousands

Revenues:
MRO Services	$14,012	44.9%	$11,515	58.3%
OEM products	15,084	48.4%	6,094	30.8%
Parts Services	3,929	12.6%	3,362	17.0%
Elimination	(1,882)	(5.9)%	(1,220)	(6.1)%
Total Revenues	31,143	100.0%	19,751	100.0%

	Year Ended December 31,
	2008		2007
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	In Thousands

Revenues:
MRO Services	$54,276	52.5%	$49,392	55.7%
OEM products	37,696	36.4%	23,489	26.4%
Parts Services	17,289	16.7%	20,384	23.0%
Elimination	(5,973)	(5.6)%	(4,561)	(5.1)%
Total Revenues	103,288	100.0%	88,704	100.0%

The 58% and 16% increases in revenues for the three and twelve month periods ended December 31, 2008 compared with the same periods of December 31, 2007, respectively, reflect increased revenues in the OEM segment due to organic growth as well as revenues from the consolidation of the company’s 70% controlled subsidiary, Bental Industries Ltd commencing August 18, 2008 ; increased revenues in the MRO segment offset by a moderate decrease of revenues in the Parts segment.

The decrease in net income for the twelve month period ended December 31, 2008 compared with the twelve month period ended December 31, 2007,is primarily attributable to the $26.4 million capital gain recorded in connection with the IPO of the company’s 62% held subsidiary, Limco-Piedmont Inc. in July 2007. Also impacting net income was (i) a one time compensation charge of approximately $1.2 million arising from the previously announced retirement of certain managers; (ii) the decline in the exchange rate between the U.S. dollar and the Israeli Shekel that resulted in increased operational expenses; and (iii) the decrease in the net profit of Limco-Piedmont from $5.2 million in the twelve month periods ended December 31, 2007 to $2.7 million in the twelve month periods ended December 31, 2008. These factors were offset by improved results for the Company’s operations in Israel for the three and twelve month periods ended December 31, 2008 compared with those of December 31, 2007.

Dr. Shmuel Fledel, TAT’s CEO commented: “The fourth quarter and Year ended December 31, 2008 saw encouraging revenue growth for the TAT group, compared to the same periods ended December 31, 2007. We have experienced a decrease in our gross margins, and consequently we are taking aggressive actions to manage costs through the weakness that is developing in the aviation industries”.

“We are pursuing initiatives with new customers for 2009 and looking positively towards the coming years. The expense control measures we have taken, including the consolidation of our two US based operating entities in one location, will contribute to improved earnings going forward. We believe that our business opportunities, along with anticipated expense control and improvement in operational performance should give us the ability to realize an improved 2009.”

About TAT Technologies Ltd.

TAT Technologies Limited provides a variety of services and products to the aerospace industry under three operational segments: (i) OEM products (ii) MRO services and (iii) parts, each with the following characteristics:

Our OEM activities primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) manufacture and sell other environmental control and cooling systems and a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines; and (iii) design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems

Our MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. Our Limco-Piedmont subsidiary operates four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

Our parts segment focuses on the sale of APU parts propellers and landing gear. We offer parts services for commercial, regional and charter airlines and business aircraft owners.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2008	December 31, 2007

ASSETS
Current Assets:
Cash and cash equivalents	$33,908	$15,114
Short-term investments	11,300	28,806

Accounts receivable (net of allowance for doubtful accounts
of $154 and $155 at December 31, 2008 and December 31, 2007, respectively)	22,086	14,679
Inventories	34,884	28,189
Other accounts receivable and prepaid expenses	6,536	4,047

Total current assets	108,714	90,835

Funds in respect of employee right upon retirement	3,705	4,156
Property, plant and equipment, net	15,187	11,927
Intangible assets, net	2,195	1,709
Goodwill	5,998	4,780

Total assets	$135,799	$113,407

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Current maturities of long-term loans	150
Accounts payables	10,585	7,067
Other accounts payable and accrued expenses	7,363	4,310

Total current liabilities	18,098	11,377

LONG-TERM LIABILITIES:
Fair value of Call options to minority	2,183	-
Long-term loans, net of current maturities	5,188	-
Liability in respect of employee rights upon retirement	4,468	4,175
Long-term deferred tax liability	1,087	581

	12,926	4,756

Minority interest	28,700	24,481

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value - Authorized: 10,000,000 shares at December 31, 2008 and 2007; Issued and outstanding:
6,552,671 shares and 6,542,671 shares at December 31, 2008 and 2007, respectively
2007, respectively	2,204	2,201
Additional paid-in capital	39,476	39,308
Accumulated other comprehensive loss	(763)	-
Retained earnings	35,158	31,284

SHAREHOLDERS' EQUITY:	76,075	72,793

Total liabilities and shareholders' equity	$135,799	$113,407

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007

Revenues
MRO services	$14,012	$11,515	$54,276	$49,392
OEM products	13,202	4,874	31,723	18,928
Parts services	3,929	3,362	17,289	20,384

	31,143	19,751	103,288	88,704

Cost and operating expenses

Cost of revenue	25,209	15,058	80,563	65,207
Selling and marketing	901	902	4,369	3,719
General and administrative	3,689	2,958	12,407	10,995

Operating income	1,344	833	5,949	8,783

Interest income(expense) net	318	506	1,173	701
Loss on sale of investments	(236)	-	(236)
Other income, net		(57)	-	26,478

Income before taxes and minority
interest	1,426	1,282	6,886	35,962

Provision for income taxes	421	(412)	1,794	3,212

Income before minority interest	1,005	1,694	5,092	32,750

Share in result of affiliated company
prior to its consolidation		-	674	-
Minority interest income	(221)	(303)	(1,500)	(771)

Net income	$784	$1,391	$4,266	$31,979

Basic net income per share	$0.12	$0.21	$0.65	$5.041

Diluted net income per share	$0.12	$0.21	$0.65	$4.99

Weighted average number of shares -
basic	6,554,504	6,542,671	6,546,055	6,344,041

Weighted average number of shares -
diluted	6,559,587	6,558,689	6,566,249	6,407,504

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Shmuel Fledel —————————————— Shmuel Fledel Chief Executive Officer

Date: March 12, 2009